UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File Number 1-9792

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
[ ] Form N-CSR

For Period Ended:      September 25, 2004
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       [ ] Transition Report on Form 10-K and Form 10-KSB
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q and Form 10-QSB
       [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

                                     PART I
                             REGISTRANT INFORMATION

Cavalier Homes, Inc.
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Full Name of Registrant

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Former Name if Applicable

32 Wilson Boulevard 100
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Address of Principal Executive Office (Street and Number)

Addison, Alabama 35540
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City, State and Zip Code


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                                     PART II
                             RULE 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has recently become aware that Statement of Financial Accounting Standards ("SFAS") No. 102, Statement of Cash Flows- Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, requires separate presentation in the cash flow statement of transactions involving installment contracts originated for resale from those originated for investment. The Company has historically reported all installment loan activity as investing activities. Accordingly, the Company's Consolidated Statements of Cash Flows will be restated for the years ended December 31, 2003, 2002 and 2001 and for the 2004 and 2003 interim periods to classify the origination, collection and sale of loans originated for resale as operating activities rather than investing activities. The restatement will have no effect on the Consolidated Statements of Operations for such periods.

As the Company has just become aware that a restatement of the Company's Consolidated Statements of Cash Flows for year-to-date period ended September 27, 2003, is necessary, additional time is needed to complete the Quarterly Report on Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Michael R. Murphy, CFO                (256)              747-9800

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       (Name)                       (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                [X]  Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ ] Yes    [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              Cavalier Homes, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 9, 2004           By:   /s/ Michael R. Murphy
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                                  Michael R. Murphy
                                  Chief Financial Officer